# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Soho House & Co Inc., CIK 0001846510
CUSIP: 586001109
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 180 Strand, London, United Kingdom (X0), WC2R 1EA
Date of event which requires filing of this statement: 01/14/2026
Filed by CIK 0001431428
Persons authorized to receive notices and communications: Ronald Wayne Burkle, c/o The Yucaipa Companies, 9130 West Sunset Boulevard, Los Angeles, California (CA), 90069, 310 789-7200

## Reporting persons
- Jones Nick (CIK 0001872029): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 5,642,171; shared voting power 0; sole dispositive power 5,642,171; shared dispositive power 0; aggregate amount beneficially owned 5,642,171 (2.9% of the class)
  Comment: (1) Sole voting and dispositive power includes (i) 1,274,556 shares of Class A Common Stock (as defined herein) directly held by the reporting person and (ii) 4,367,615 shares of Class B Common Stock (as defined herein), which are convertible one-for-one into shares of Class A Common Stock. Sole voting and dispositive power excludes 4,400,000 shares of Class B Common Stock that Mr. Jones agreed to sell to Mr. Burkle, in a private transaction pursuant to the Letter Agreement, as amended, which has not yet closed.
  
  (2) Percent of class is calculated based on the sum of (i) 54,149,151 shares of Class A Common Stock outstanding as of December 1, 2025, as reported in the definitive proxy statement on Form DEFM14A filed by the Issuer on December 11, 2025, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group (as defined herein), which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- Caring Richard (CIK 0001871934): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 41,512,104; shared voting power 0; sole dispositive power 41,512,104; shared dispositive power 0; aggregate amount beneficially owned 41,512,104 (21.2% of the class)
  Comment: (1) Sole voting and dispositive power includes (i) 373,774 shares of Class A Common Stock directly held by the reporting person and (ii) 41,138,330 shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 54,149,151 shares of Class A Common Stock outstanding as of December 1, 2025, as reported in the definitive proxy statement on Form DEFM14A filed by the Issuer on December 11, 2025, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- BURKLE RONALD W (CIK 0001015899): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 4,600,000; shared voting power 91,594,440; sole dispositive power 4,600,000; shared dispositive power 91,594,440; aggregate amount beneficially owned 96,194,440 (49.2% of the class)
  Comment: (1) Sole voting and dispositive power includes 4,400,000 shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock, that Mr. Burkle agreed to buy from Mr. Jones, in a private transaction pursuant to the Letter Agreement, as amended, which has not yet closed. Shared voting and dispositive power includes 91,594,440 shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 54,149,151 shares of Class A Common Stock outstanding as of December 1, 2025, as reported in the definitive proxy statement on Form DEFM14A filed by the Issuer on December 11, 2025, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 30,897,218; sole dispositive power 0; shared dispositive power 30,897,218; aggregate amount beneficially owned 30,897,218 (15.8% of the class)
  Comment: (1) Shared voting and dispositive power consists of shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 54,149,151 shares of Class A Common Stock outstanding as of December 1, 2025, as reported in the definitive proxy statement on Form DEFM14A filed by the Issuer on December 11, 2025, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- YUCAIPA AMERICAN ALLIANCE FUND II LP (CIK 0001431428): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 46,899,423; sole dispositive power 0; shared dispositive power 46,899,423; aggregate amount beneficially owned 46,899,423 (24% of the class)
  Comment: (1) Shared voting and dispositive power consists of shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 54,149,151 shares of Class A Common Stock outstanding as of December 1, 2025, as reported in the definitive proxy statement on Form DEFM14A filed by the Issuer on December 11, 2025, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- Yucaipa American Alliance III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,123,325; sole dispositive power 0; shared dispositive power 1,123,325; aggregate amount beneficially owned 1,123,325 (0.6% of the class)
  Comment: (1) Shared voting and dispositive power consists of shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 54,149,151 shares of Class A Common Stock outstanding as of December 1, 2025, as reported in the definitive proxy statement on Form DEFM14A filed by the Issuer on December 11, 2025, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- Yucaipa Soho Works, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 353,763; sole dispositive power 0; shared dispositive power 353,763; aggregate amount beneficially owned 353,763 (0.2% of the class)
  Comment: (1) Shared voting and dispositive power consists of shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 54,149,151 shares of Class A Common Stock outstanding as of December 1, 2025, as reported in the definitive proxy statement on Form DEFM14A filed by the Issuer on December 11, 2025, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- Global Joint Venture Investment Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 10,871,215; sole dispositive power 0; shared dispositive power 10,871,215; aggregate amount beneficially owned 10,871,215 (5.6% of the class)
  Comment: (1) Shared voting and dispositive power consists of shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 54,149,151 shares of Class A Common Stock outstanding as of December 1, 2025, as reported in the definitive proxy statement on Form DEFM14A filed by the Issuer on December 11, 2025, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
- OA3, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,449,496; sole dispositive power 0; shared dispositive power 1,449,496; aggregate amount beneficially owned 1,449,496 (0.7% of the class)
  Comment: (1) Shared voting and dispositive power consists of shares of Class B Common Stock, which are convertible one-for-one into shares of Class A Common Stock.
  
  (2) Percent of class is calculated based on the sum of (i) 54,149,151 shares of Class A Common Stock outstanding as of December 1, 2025, as reported in the definitive proxy statement on Form DEFM14A filed by the Issuer on December 11, 2025, and (ii) 141,500,385 shares of Class B Common Stock held by the Voting Group, which are convertible one-for-one into shares of Class A Common Stock and have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Soho House & Co Inc.
Address of issuer's principal executive offices: 180 Strand, London, United Kingdom (X0), WC2R 1EA
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed by the undersigned, pursuant to section 240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on August 18, 2025 (together with this Amendment No. 1, the "Schedule 13D"), with respect to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Soho House & Co Inc., a Delaware corporation (the "Issuer" or the "Company"), whose principal executive offices are located at 180 Strand, London, United Kingdom WC2R 1EA. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings previously defined in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Rollover Agreement Amendment

On January 14, 2026, the Issuer entered into amendments to its existing Rollover and Support Agreements with certain stockholders of the Issuer, including Mr. Caring. Pursuant to the amendment to the Rollover and Support Agreement entered into by Mr. Caring (the "Rollover Agreement Amendment"), an additional 37,377 shares of Class A Common Stock and 4,113,833 shares of Class B Common Stock held by Mr. Caring are designated as "Rollover Shares" for purposes of the Merger Agreement and will remain outstanding immediately following the consummation of the Merger.

The foregoing description of the Rollover Agreement Amendment does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Rollover Agreement Amendment, which is attached as an exhibit hereto and is incorporated by reference herein.

Letter Agreement Amendment

In addition, as disclosed in the Issuer's definitive proxy statement on Form DEFM14A filed with the SEC on December 11, 2025, Mr. Burkle and Mr. Jones entered into an amendment to the Letter Agreement on December 2, 2025 (the "Letter Agreement Amendment"), pursuant to which the parties revised the payment and settlement mechanics for the transactions contemplated by the Letter Agreement. The transaction contemplated by the Letter Agreement, as amended by the Letter Agreement Amendment, has not yet closed.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 10 - Amendment to Rollover Agreement, dated as of January 14, 2026, by and between Soho House & Co Inc., EH Parent LLC and Richard Caring

Exhibit 11 - Amendment to Letter Agreement, dated as of December 2, 2025, by and between Ronald W. Burkle and Nick Jones (incorporated by reference to Annex I to the Issuer's definitive proxy statement on Form DEFM14A filed with the SEC on December 11, 2025)

## Signatures
- Jones Nick: /s/ Nick Jones, Nick Jones (01/16/2026)
- Caring Richard: /s/ Richard Allan Caring, Richard Allan Caring (01/16/2026)
- BURKLE RONALD W: /s/ Ronald Wayne Burkle, Ronald Wayne Burkle (01/16/2026)
- YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II LP: /s/ Ronald Wayne Burkle, Ronald Wayne Burkle, Controlling Partner (01/16/2026)
- YUCAIPA AMERICAN ALLIANCE FUND II LP: /s/ Ronald Wayne Burkle, Ronald Wayne Burkle, Controlling Partner (01/16/2026)
- Yucaipa American Alliance III, L.P.: /s/ Ronald Wayne Burkle, Ronald Wayne Burkle, Controlling Partner (01/16/2026)
- Yucaipa Soho Works, Inc.: /s/ Ronald Wayne Burkle, Ronald Wayne Burkle, Controlling Partner (01/16/2026)
- Global Joint Venture Investment Partners LP: /s/ Ronald Wayne Burkle, Ronald Wayne Burkle, Controlling Partner (01/16/2026)
- OA3, LLC: /s/ Ronald Wayne Burkle, Ronald Wayne Burkle, Controlling Partner (01/16/2026)